UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission file number 001-14097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1. Financial Statements:

Report of Independent Registered Public Accounting Firm, KPMG LLP

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2004

2. Exhibits:

23 Consent of KPMG LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 29, 2005	SAUER-DANFOSS EMPLOYEES' SAVINGS PLAN

By: Sauer-Danfoss (US) Company, Plan Administrator

By: Kenneth D. McCuskey Kenneth D. McCuskey, Vice President

SAUER-DANFOSS EMPLOYEES' SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS EMPLOYEES' SAVINGS PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Schedule

1	Schedule H Line 4i - Schedule of Assets Held for Investment Purposes	10

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
Sauer-Danfoss Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss Employees' Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss Employees' Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

May 27, 2005
Des Moines, Iowa

SAUER-DANFOSS EMPLOYEES' SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003
Assets:
Investments	$84,073,406	74,434,564
Employer contributions receivable	4,261	69,064
Employee contributions receivable	8,206	250,374

Net assets available for benefits	$84,085,873	74,754,002
See accompanying notes to financial statements.

SAUER-DANFOSS EMPLOYEES' SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003
	2004	2003
Additions to net assets attributed to:
Contributions:
Employees	$5,546,655	5,435,587
Employer	1,900,447	1,924,525
Rollovers	324,897	310,130
Investment income	2,518,372	1,785,107
Net realized and unrealized gains on plan investments	4,355,538	9,683,016

Total additions	14,645,909	19,138,365

Deductions from net assets attributed to:
Benefits paid	5,158,934	3,325,356
Fees	171,092	147,237
Premiums	23,410	29,628
Other deductions	19,985	1,075

Total deductions	5,373,421	3,503,296

Transfers from other plans, net	59,383	22,934

Net increase in net assets available for benefits	9,331,871	15,658,003

Net assets available for benefits:
Beginning of year	74,754,002	59,095,999
End of year	$84,085,873	74,754,002
See accompanying notes to financial statements.

SAUER-DANFOSS EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1) Description of the Plan

The following description of Sauer-Danfoss Employees' Savings Plan (the Plan) provides only general information. Participants should refer to the Plan's Agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which generally covers person regularly employed by Sauer-Danfoss (US) Company and its affiliates (collectively, the "Company") in the US.

Excluded from coverage are persons covered by a collective bargaining agreement between employee representatives and the Company where retirement benefits were a subject of the good faith bargaining between the parties. Also excluded from coverage are persons regularly employed on a temporary or irregular basis for fewer than 1,000 hours per year, until the time that such person completes 1,000 hours of service in a consecutive twelve month period.

(b) Administration

The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

(c) Trustee

AMVESCAP National Trust Company has been designated as Trustee of the Plan.

(d) Contributions

The Plan is funded primarily by employee contributions. Participating employees may contribute a percentage of their eligible compensation ranging from 1% to 100%. Annual contributions, including life insurance purchased, may not exceed $13,000 and $12,000 in 2004 and 2003, respectively as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Participating employees are generally entitled to receive employer contributions into the Plan on their behalf. Employees that continue to accrue a benefit under the final average pay formula in the Sauer-Danfoss Employees' Retirement Plan, a separate defined benefit pension plan maintained by the Company, are ineligible to receive employer contributions into the Plan.

For employees receiving such contributions, the employer contributions consist of two components:

1) A base contribution equal to 2% of the employee's eligible compensation; and

2) A matching contribution equal to 50% of the employee's contribution, subject to a maximum matching contribution of 2% of eligible compensation.

(e) Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

  INVESCO Stable Value Trust
  INVESCO Structured Small Cap Value Equity Trust
  INVESCO 500 Index Trust
  INVESCO International Equity Trust
  Fidelity Equity Income Fund
  PIMCO Total Return Admin Fund
  Lord Abbett Mid Cap Value A Fund
  American Funds American Balanced - R4 Fund
  American Funds Growth Fund of America - R4 Fund
  Managers Special Equity Fund
  Fidelity Advisor Mid Cap - T Fund

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company's parent.

Participant accounts are credited for contributions and allocations of Plan earnings or losses. Plan earnings or losses are allocated to participants based upon their relative percentages of each fund's investment account balance.

In addition, prior to August 30, 1998, participants were able to elect to invest in a life insurance fund which purchased coverage for the participant and/or their families. Life insurance policies purchased prior to August 30, 1998 continue to be maintained under the Plan but new investments in the life insurance fund are no longer permitted. Assets invested in participant life insurance coverage are generally excluded from Plan assets in the attached financial statements. Balances included in the life insurance fund represent unremitted employee withholdings from participants. They do not represent assets available for benefits but rather premiums which are subsequently remitted to the life insurance provider.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $2,426,012 and $2,449,112 at December 31, 2004 and 2003, respectively, are included in investments. Interest rates ranged from 5.50% to 11.00% at December 31, 2004 and December 31, 2003.

(f) Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

The interests of participants in the employer contributions and earnings thereon vest as follows:

  Upon termination of employment at or after age sixty-five - 100%.
  Upon death or disability - 100%.
  Upon any other termination of employment, the following vesting schedule is applicable:
Years of service	Vesting percentage
Less than 3	-%
3 or more	100

(g) Payment of Benefits

While still employed, a participant may, for certain documented hardship reasons, make a withdrawal from his or her Participant's Contribution Account at any time. While still employed, a participant may also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59½ or becoming disabled.

On termination of service for any reason other than death, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary. On termination of service by reason of death, the participant's beneficiary(ies) may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash. A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

(h) Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(i) Forfeitures

Forfeited nonvested accounts will be used to reduce future employer contributions. Employer contributions were reduced by $0 and $330 from forfeited nonvested accounts in 2004 and 2003, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets. The Plan's assets consist of the assets of the Sauer-Danfoss Employees' Savings Plan Trust (the Trust).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto in preparing these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from these estimates.

(b) Valuation of Investments

Investments are valued at quoted market prices, if available. Investments not having an established market are valued at fair value as determined by the Trustee.

Investments in participant loans are carried at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

(c) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated February 22, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC. The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

(3) The Trust

The fair value of investments of the Trust at December 31, 2004 and 2003 were as follows:

	2004	2003
INVESCO Stable Value Trust (1)(2)	$22,215,787	21,882,610
INVESCO Structured Small Cap Value Equity Trust (1)	1,253,033	381,864
INVESCO Total Return Fund (1)	-	7,373,830
INVESCO 500 Index Trust (1)(2)	6,644,676	5,273,785
INVESCO Dynamics Fund (1)	-	3,163,985
INVESCO Small Company Growth Fund (1)	-	3,695,681
INVESCO International Equity Trust (1)	3,664,770	2,993,651
Fidelity Equity Income Fund (2)	17,507,061	15,917,489
AIM Blue Chip Fund	-	8,115,448
PIMCO Total Return Admin Fund	1,989,176	1,635,567
Lord Abbett Mid Cap Value A Fund	2,256,662	452,775
American Funds American Balanced - R4 Fund (2)	8,259,046	-
American Funds Growth Fund Of America - R4 Fund (2)	8,661,777	-
Managers Special Equity Fund	4,164,649	-
Fidelity Advisor Mid Cap - T Fund	3,527,986
Sauer-Danfoss Inc. Stock Fund (1)	1,499,511	1,098,767
Life Insurance Fund Assets	3,260	-
Participant loans	2,426,012	2,449,112
	$84,073,406	74,434,564

(1) Party-in-interest of the Plan.

(2) Investments representing more than 5% of net assets available for benefits.

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2004 and 2003 were as follows:

	2004	2003
Interest	$161,244	171,727
Dividends	2,357,128	1,613,380
Net realized and unrealized (depreciation) appreciation:
INVESCO Select Income Fund (1)	-	18,733
INVESCO Structured Small Cap Value Equity Trust (1)	191,038	67,820
INVESCO Total Return Fund (1)	(207,750)	902,405
INVESCO 500 Index Trust (1)	638,292	1,123,856
INVESCO Dynamics Fund (1)	(125,375)	795,588
INVESCO Small Company Growth Fund (1)	(227,726)	865,918
INVESCO International Equity Trust (1)	649,689	701,987
Fidelity Equity Income Fund	970,802	3,003,805
AIM Blue Chip Fund (1)	(293,633)	1,541,807
PIMCO Total Return Admin Fund	(17,205)	(16,482)
Lord Abbett Mid Cap Value A Fund	264,273	52,733
Amercian Funds American Balanced R4 Fund	244,201	-
American Funds Growth Fund Of America R4 Fund	826,438	-
Managers Special Equity Fund	594,566	-
Fidelity Advisor Mid Cap - T Fund	477,846	-
Sauer-Danfoss Inc. Stock Fund (1)	370,082	624,846
	$6,873,910	11,468,123

(1) Party-in-interest of the Plan.

(4) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant's account shall be fully vested and nonforfeitable.

(5) Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless specific exemption applies. AMVESCAP National Trust Company, the trustee of the Plan, is a party-in-interest because Plan participants are able to invest in certain funds offered by affiliates of AMVESCAP. Sauer-Danfoss Inc., the Company's parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. common stock fund. These transactions are exempt and are not prohibited by ERISA.

			Schedule 1
SAUER-DANFOSS EMPLOYEES' SAVINGS PLAN
Schedule H Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 2004
Identity of party and				Current
description of investment	Units	Cost		value
INVESCO Stable Value Trust (1)	22,215,787	$22,215,787		22,215,787
INVESCO Structured Small Cap Value Equity Trust (1)	12,436	1,042,711		1,253,033
INVESCO 500 Index Trust (1)	214,137	6,111,029		6,644,676
INVESCO International Equity Trust (1)	142,432	2,750,097		3,664,770
Fidelity Equity Income Fund	331,699	16,141,159		17,507,061
PIMCO Total Return Admin Fund	186,427	2,017,604		1,989,176
Lord Abbett Mid Cap Value A Fund	99,720	1,977,401		2,256,662
American Funds American Balanced - R4 Fund	459,091	8,017,569		8,259,046
American Funds Growth Fund of America - R4 Fund	318,097	7,848,047		8,661,777
Managers Special Equity Fund	46,064	3,578,740		4,164,649
Fidelity Advisor Mid Cap - T Fund	139,888	3,057,132		3,527,986
Sauer-Danfoss Inc. Stock Fund (1)	72,231	823,250		1,499,511
Life Insurance Fund Assets	N/A	3,260		3,260
Participant loans - interest rates ranged
from 5.50% to 11.00%	N/A	-		2,426,012
		$75,583,786		84,073,406
(1) Party-in-interest
See accompanying report of independent registered public accounting firm.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sauer-Danfoss Inc.
Employee Benefit Committee Sauer-Danfoss
Employees' Savings Plan
Ames, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated May 27, 2005, with respect to the statements of net assets available for benefits of the Sauer-Danfoss Employees' Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule of assets held for investment purposes as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Sauer-Danfoss Employees' Savings Plan.

KPMG LLP

Des Moines, Iowa
June 28, 2005